UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report: _____ June 25, 2008 _____
(Date of earliest event reported)

Commission File Number	Registrant; State of Incorporation Address; and Telephone Number	IRS Employer Identification No.
1-3016	WISCONSIN PUBLIC SERVICE CORPORATION (A Wisconsin Corporation) 700 North Adams Street P. O. Box 19001 Green Bay, Wisconsin 54307-9001 (800) 450-7260	39-0715160
2-35965	NORTH SHORE GAS COMPANY (An Illinois Corporation) 130 East Randolph Drive 18th Floor Chicago, Illinois 60601-6207 (312) 240-4000	36-1558720

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02 **Departure of Director or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangement with Certain Officers.**

On June 25, 2008, Ms. Desiree G. Rogers provided written notice of her resignation from the Board of Directors of Wisconsin Public Service Corporation and North Shore Gas Company and from her role as President of North Shore Gas Company. Ms. Rogers' resignation, which was effective June 27, 2008, is for personal reasons and was not a result of any disagreement with Integrys Energy Group.

Effective June 28, 2008, Mr. Willard Evans Jr. will succeed Ms. Rogers as President of North Shore Gas Company. Mr. Evans is 52 years old and has held the following positions with North Shore Gas or affiliated companies since 2003;

> President – North Shore Gas Company and
>   The Peoples Gas Light and Coke Company
>   (Effective June 28, 2008)
>
> Vice President, Gas Engineering – Integrys Business Support LLC
>   (Effective February 21, 2007)
>
> Vice President, Gas Supply and Engineering – The Peoples Gas Light and Coke Company
>   (Effective January 1, 2004)
>
> Vice President, PGL Operations – Peoples Energy Corporation
>   (Effective January 1, 2003)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WISCONSIN PUBLIC SERVICE CORPORATION

By: /s/ Barth J. Wolf
    Barth J. Wolf
    Secretary

NORTH SHORE GAS COMPANY

By: /s/ Barth J. Wolf
    Barth J. Wolf
    Secretary

Date: July 1, 2008